SNIPP INTERACTIVE INC.

SNIPP CHOSEN AS ONE OF TOP 20 MOST INNOVATIVE PUBLIC TECH COMPANIES IN CANADA BY CIX

November 4th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce its selection by The Canadian Innovation Exchange (CIX) as one of 2015’s twenty most innovative public Canadian tech companies.

Snipp will also be presenting its innovation strategy at the CIX Public Investor Day on November 18, 2015, at MaRS Discovery District in Toronto.

Atul Sabharwal, CEO of Snipp Interactive, said, “We have always focused on delivering solutions that disrupt the field of incentive marketing, from our SnippCheck receipt processing engine, to our SnippLoyalty multi-channel loyalty platform for brands. We are therefore very pleased to have been recognized by CIX for our innovations in the field, and we look forward to showcasing them in-depth at the upcoming Investor Day event.”

The CIX is a leading technology innovation forum where investors, innovative companies, entrepreneurs and facilitators converge to drive economic growth and accelerate the development and implementation of new ideas. Now in its eight year, The CIX Public Investors Top 20 is a unique program designed to showcase Canada’s hottest and most innovative public technology companies, selected based on their innovations, and not market cap or share price. The selection committee review all small and midcap public tech companies in Canada and rate them based on Business Model, Depth of Management, Market Opportunity, and Quality of Product/Service Offering.

Snipp will be one of only twenty companies to present at The CIX Public Investor Day 2015, a by-invitation only event that connects Canadian public tech companies with North American investment professionals, among a carefully curated list of attendees that form the buy-side in the technology space.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.